Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: March 18, 2014

TO: TRIQUINT EMPLOYEES

SUBJECT: INTEGRATION UPDATE

Three weeks ago we announced our agreement to merge RFMD and TriQuint, creating a new industry leader with unrivaled technology during a time of unprecedented innovation and growth in our industry.

Both management teams met last week to begin planning for the integration of our two companies. I want to share with you additional context for this merger, how we will work together, and a broad outline of our path forward.

First, let’s talk about why we are bringing these two companies together. We have each weathered significant industry headwinds over the past few years including economic recession and consolidation of our customer base and each company has successfully improved performance but, more importantly, we see great alignment and opportunity with this combination.

We believe this merger is a breakout move:

•	It helps secure our core business by creating scale and a complete and leading portfolio of RF technologies to address a larger share of our customers’ needs

•	It will assure future technology leadership by allowing us to invest more systematically and proactively in breakthrough products and technologies

•	It will put us on a new growth trajectory by allowing investments in fast-growing and valuable technologies that expand our footprint beyond the RF front-end

Following completion of the merger, we will be a different and better company.

•	Our combined company will compete more effectively for new business in Network Infrastructure, Aerospace & Defense, and Mobile Devices

•	Customers will be excited because we can deliver exactly the right products and technologies to the market faster

•	Consumers will benefit from our contributions towards ongoing advancements in mobile devices

•	Employees will have the opportunity for exciting careers in a stronger, faster growing company that is recognized as an industry leader

•	Shareholders will benefit from our growth, stability and improved profitability

While we will continue to operate as separate companies as we await approval of the merger, our management teams agreed last week to the following guiding principles on how to conduct our integration. Our combination will bring changes, but both companies have a long history of caring about employees and treating them fairly in these types of situations.

We will:

•	Focus on capturing the value – this requires delivering on our current plan, reducing our costs and driving growth

•	Ensure fair, fact-based decisions affecting employees

•	Publish clear timelines for decisions

•	Collaborate in planning for a combined team starting now

•	Whenever possible, explain the rationale for major decisions to help you understand the reasons behind these decisions

•	Move quickly while maintaining business continuity

•	Maintain focus on our separate businesses until the merger is closed

We have begun working together on this integration plan and have appointed the first members of our combined Integration Management Team (IMT). We have identified employees from RFMD and TriQuint who will lead each of the IMT functional areas and have included an IMT organizational chart at the bottom of this note.

We have also formulated the following integration objectives beginning now, through the close of the transaction (expected in the second half of 2014), and shortly thereafter.

–	Design the set of initiatives to assure a flawless Day 1 and set the stage for a successful integration after close

–	Communicate routinely on decisions made and the status of integration in key areas (organization design, process integration, performance goals, etc.)

–	Following regulatory and shareholder approval, begin operations as a combined company

–	After completion of the merger, we will launch the set of initiatives designed to realize the strategic value of the combination (acceleration of future design wins, alignment of product and technology roadmaps, etc.)

We are excited by the potential offered by this merger and will continue to keep you informed. While it is easy to become distracted over the coming months, it is very important that we maintain a laser-like focus on our day-to-day activities. As Integration Management team members work through the planning process, we will also solicit and welcome your feedback. We look forward to sharing additional updates as we reach milestones along our exciting journey.

Sincerely,

Ralph

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed mergers, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the mergers and a joint proxy statement of TriQuint and RFMD in connection with the mergers. The definitive Registration/Joint Proxy Statement will contain important information about the proposed mergers and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed mergers. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed mergers will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed mergers will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.